EXHIBIT 21

Texas Regional Bancshares, Inc.

List of Subsidiaries

December 31, 2002

			Percentage of Voting Securities Owned
December 31, 2002 Name		Jurisdiction of Organization
	Domicile
Texas Regional Delaware, Inc.	Wilmington, DE	Delaware	100%
Texas State Bank	McAllen, TX	Texas	100%
TSB Securities, Inc.	McAllen, TX	Texas	100%
TSB Properties, Inc.	McAllen, TX	Texas	100%
Hydrox Holdings, Inc.	Houston, TX	Texas	100%